Exhibit 4.2

Approved by the Board of Directors on

November 23, 2006 and approved by the Members at

the Annual General Meeting held on November 23, 2006

ADDENDUM - INCENTIVE SHARE OPTION PLAN

November, 2006

ADDENDUM TO STOCK OPTION PLAN

THIS ADDENDUM dated effective as of the 23rd day of November, 2006

WHEREAS Rare Element Resources Ltd. (the “Company”) amends the number of shares reserved for issuance pursuant to the exercise of stock options in the Stock Option Plan dated December 11, 2002 (the “Plan”) as follows:

1.

Section 1.4 (a) of the Plan shall be deleted in its entirety and substituted by the following:

“1.4

Shares Reserved

(a)

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall not exceed 4,129,544 common shares with vesting provisions for plans that reserve more than 10%.

The maximum number of Common Shares which may be reserved for issuance to any one person in a 12 month period under the Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.

The number of options granted to any one Consultant or to any persons employed to provide investor relations activities in a 12 month period must not exceed 2% of the issued Common Shares of the Corporation, calculated at the date the option was granted.”

2.

All of the capitalized terms not defined herein shall bear the meaning assigned thereto in the Plan.